Item 77D - 	Deutsche Core Plus Income Fund (to
be known as Deutsche Total Return
Bond Fund on or about October 30,
2017)(a series of Deutsche Portfolio
Trust) (the "Fund")

Effective on or about October 30, 2017, the following changes will occur for the Fund:

Merger

The Board of Trustees of Deutsche Core Fixed
Income Fund ("Acquired Fund") has given
approval to a proposal by Deutsche Investment
Management Americas Inc., the advisor of the Acquired Fund, to effect the merger of the Acquired Fund into the Fund, on or about
October 30, 2017.

Name Change

Upon completion of this merger the Fund will be renamed Deutsche Total Return Bond Fund.

Principal Investment Strategy Changes

The Fund's principal investment strategy will be amended to include the following:

Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in bonds of any maturity. The fund invests mainly in US dollar-denominated fixed income securities, including corporate bonds, US government and agency bonds and mortgage- and asset-backed securities. The fund may also invest significantly in foreign investment grade fixed income securities, non-investment grade securities (high yield or junk bonds) of US and foreign issuers (including issuers in countries with new or emerging securities markets), or, to maintain liquidity, in cash or money market instruments.

Notice of Future Changes to the Fund's 80%
Investment Policy
The Board will provide shareholders with at least 60 days' notice prior to making any changes to the fund's 80% investment policy as described herein.